

December 28, 2012

<u>Via E-mail</u>
Mr. Barry E. Malamud
Interim Chief Financial Officer
Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011

> **Re:** **Harsco Corporation**
> **Form 10-K**
> **Filed February 28, 2012**
> **File No. 1-03970**

Dear Mr. Malamud:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis, page 29

1. We note your risk factor on page 11 regarding the risks arising from doing business internationally, including restrictions on repatriating earnings. We also note from page 12 that approximately 67% of your 2011 and 2010 revenues were derived from operations outside of the US. Please tell us and disclose in MD&A in future filings how much of your consolidated cash balance is held in foreign accounts and whether there are any restrictions over the ability of the registrant to transfer funds with and among its subsidiaries. Additionally, please tell us how you considered the requirements under Rule 5-04 to provide condensed parent-only financial statements of the registrant in Schedule I.

2. The 2011 effective rate of 119.6%, as discussed on page 44, appears to be attributable primarily to the change in the realizability of the deferred tax assets related to your U.K. pension obligations. Your disclosure on pages 99-100 indicates that such change in realizability was due to "the recent negative financial performance of the Company's U.K. operations and restructuring charges" and as a result, you recorded a non-cash tax expense of $35.4 million in the fourth quarter of 2011. This expense significantly contributed to the net loss incurred in the fourth quarter. Please tell us your consideration for providing a discussion of the performance of the U.K. operations, including trends, potential impacts on future operations, your method for grouping the related long-lived assets, and your assessment of potential impairment of related assets. Tell us whether you provided forewarning disclosure regarding your U.K. operations in periodic reports prior to incurring the charge.

3. In drafting future discussions of off-balance sheet arrangements such as the one on page 47, please include: the business purpose of your off-balance sheet arrangements; the importance of such arrangements to you; and any revenues, expenses, cash flows arising from or any interests retained, securities issued or other indebtedness incurred as a result of such arrangements, as called for by Items 303(a)(4)(i(A), (B), and (C), respectively, of Regulation S-K. While you discuss your off-balance sheet risk and third-party guarantees in greater detail in Note 14 to the Consolidated Financial Statements, Financial Instruments, on page 111, per Instruction 5 to Item 303(a)(4) of Regulation S-K, a clear cross-reference must be provided. Please provide an appropriate cross-reference in future filings.

Cash Requirements, page 46

4. Please tell us and revise future filings to describe the nature of purchase obligations included within the table of contractual obligations.

Cash Flow Summary, page 51

5. We note from the statements of cash flows on page 67 the line item Other assets and liabilities had a material adverse impact on operating cash flows in each period presented. We note the same is true in each of the Forms 10-Q of 2012. Please tell us and revise future filings as appropriate to disclose the nature of the material components of this line item and to discuss significant changes therein for the periods presented.

6. Please revise future filings to discuss cash provided by and used in operating, investing and financing activities for all periods. In this regard, you have not discussed cash from these activities for 2009. Refer to Sections 501.13 and 501.13.b. of the FRC.

Application of Critical Accounting Policies, page 52

7. We have made the following observations based on information in the Employee Benefit Plans footnote:
   - The $148,690 net actuarial loss (page 90) makes up most of your 2011 accumulated other comprehensive loss;
   - The aggregate $120,204 of actuarial losses (page 89) materially impacted the funded status of your US and International pension plans; and
   - The aggregate $25,952 actual return on plan assets (page 89) decreased significantly in 2011 and adversely impacted the funded status of your US and International pension plans.

   Since plan contributions are material to operating cash flows and liquidity, and since the aggregate $53,539 pension expense (page 88) is material to the 2011 net loss, in future filings, please disclose in MD&A any factors that materially impacted the funded status of your plans and/or OCI for each period presented. The existing critical accounting pension disclosures on pages 53-54 do not explain the adverse results that occurred in 2011.

Consolidated Statements of Income, page 66

8. Given the 2011 net loss, please revise the title of this financial statement, in future filings as applicable, to Consolidated Statements of Operations.

Section 16(a) Beneficial Ownership Reporting Compliance, page 73

9. You disclose here that Scott Jacoby filed one late Form 4. Please note that Regulation S-K Item 405(a)(2) requires disclosure of the number of transactions that were not reported on a timely basis as well as the number of late reports. Please include this information in future filings as applicable.

Note 11 – Commitments and Contingencies, page 101

10. In your discussion of the various contingencies in Note 11, you use various wording to address the potential for losses in excess of amounts accrued. However, it is not clear whether the reasonably possible range of loss in addition to the amount accrued is immaterial to the financial statements for each type of contingency discussed. For contingencies described in future filings, please clearly state, when true, that the reasonably possible range of loss in addition to the amount accrued is not material to the financial statements. Please provide us with an example of the revised disclosure that would be appropriate as of December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief